Exhibit 99.1

Resignation of Chief Financial Officer & Company Secretary

Melbourne, Australia, 8 January 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease advises that Mr Tony Di Pietro has provided his notice of resignation as Chief Financial Officer (CFO) and Company Secretary of the Company.

The Company has commenced a search for a new CFO and Company Secretary with requisite dual ASX and Nasdaq listed company expertise. Mr Di Pietro will remain in the role of CFO and Company Secretary until a replacement commences with GTG or the end of March 2024, whichever date is the earliest.

Simon Morriss, CEO of GTG commented on behalf of the GTG team, “Tony has made a significant contribution to the organisation since joining us in 2022 and we wish him the very best in his next endeavours.

2024 is shaping up to be an exciting time for GTG as we focus on driving sales growth with the recent release of our comprehensive breast and ovarian cancer test in the United States and our planned Pharmacy launch in the UK. We will aim to seek experience in investor relations and sales growth in these target markets.”

-END-

Authorised for release by the board of directors

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia+61 3 8412 7000
ABN 17 009 212 328